FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒                       Form 40-F ☐

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                              No ☒

         [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

Announcement

In line with the European Commission Regulation No. 2273/2003 Article 4, par. 4, National Bank of Greece S.A. announces that pursuant to the relevant AGM and BoD resolutions of 17 April and 15 May 2008, respectively, on 1 July 2008 NBG bought back 303,000 own shares of a total value of Euro 8,177,761.96 at an average price of Euro 26.9898 per share via ATHEX member National P&K Securities Investment Services S.A.

Athens, 3 July 2008

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 7th July, 2008

Chairman - Chief Executive Officer